Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

November 3, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

Re: RiverNorth Flexible Municipal Income Fund, Inc. (the “Fund” or the“Registrant”) (File Nos. 333-260484; 811-23481); Response to Examiner Comments on N-2

Dear Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on October 25, 2022, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	In the fee table, please supplementally explain how the weighted average annual expense to the Fund is 0.78% and the leverage costs item listed in the fee table is 0.41%.

The leverage expense ratio of 0.41% within the fee table is calculated by taking the total leverage expense from the fiscal year ended June 30, 2022, of $555,938, divided by the average net assets for the same period. The weighted average interest rate paid on the leverage is 0.78%, calculated by taking the average interest rate of the tender option bonds (“TOBs”) multiplied by the average TOB balance, plus the average interest rate on the line of credit (“LOC”) multiplied by the average LOC balance, all divided by the sum of the average TOB balance plus the average LOC balance for the year ended June 30, 2022 [((0.72%*59,499,164) + (1.13%*10,841,096)) / (59,499,164+10,841,096)].

2.	Please supplementally explain why the asset coverage with respect to borrowings under the Pershing Facility and from tender option bond transactions in the Effects of Leverage paragraph on page 25 differs from the asset coverage ratios for the line of credit and floating rate obligations payable in the June 30, 2022 financial highlights. For example, the Effects of Leverage paragraph notes that asset coverage with respect to borrowings under the Pershing Facility was 1,532% and from tender option bond transactions was 265% and the financial highlights lists 9,537 for asset coverage per $1,000 of line of credit and 2,479 for asset coverage per $1,000 of floating rate obligations payable.

The Registrant confirms that the rates in the Effects of Leverage paragraph should state “Asset coverage with respect to borrowings under the Pershing Facility was 954% and from tender option bond transactions was 248%.” and will be updated in the appropriate supplement filing.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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